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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 31, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 3A

               APPLICATION FOR ADMISSION OF SECURITIES TO LISTING

                          (SHARES AND DEBT SECURITIES)

This form of application for admission of securities to listing should be suitably adapted for an issuer which is not public limited company.

To:  London Stock Exchange ("the Exchange")            24th March 2000

Details of securities to be listed

MERANT Plc.................................("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

SHARE CAPITAL

Authorised               Denomination                  Issued and paid up
                                                       (inclusive of present
                                                       issue)


212,000,000.......  in   Ordinary Shares of 2p                      149,487,404

 ..................  in   Executive Share Option Scheme                 (404,957)

 ..................  in   XDB Systems Share Option Scheme                (49,985)

 ..................  in   Share Options Warrants Scheme               (8,969,230)

 ..................  in   Micro Focus 1998 Share Option Scheme       (22,150,682)
                                                                    ------------

                                                                    181,062,258


(Please include in brackets those shares listed under block listing procedures but not yet allotted)

DEBT SECURITIES

Nominal value            Redemption date               Coupon


 ..................  in   ..........................    .........................


 ..................  in   ..........................    .........................


 ..................  in   ..........................    .........................


 ..................  in   ..........................    .........................


GBP

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Amounts and  descriptions of securities for which  application is now being made
(include distinctive numbers if any)

511,904 Ordinary Shares of 2p each

Type of issue for which application is being made

EnterpriseLink Options Block Listing.

Are the securities for which application is now made:

(a) Identical* in all respects?                                      YES \ -N-O-

If no, how do they differ and when will they become identical?

________________________________________________________________________________

________________________________________________________________________________


(b) Identical* in all respects with an existing class of security?   YES \ -N-O-

If no, how do they differ and when will they become identical?

________________________________________________________________________________

________________________________________________________________________________


(c) the subject of an application for listing in another member     -Y-E-S- \ NO
    state of the European Community either within the previous six months, now or in the near future?

If yes, state when and on what stock exchange(s):

________________________________________________________________________________

________________________________________________________________________________


Note:

     * Identical means in this context:

     (a) the securities are of the same nominal value with the same amount called up or paid up;

     (b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

     (c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

     If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

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Details of documents to title - Not Applicable


Please give details of renounceable document (where applicable):

(a)  Type of document
     (which must comply with the relevant
     provisions of chapter 13 of the listing rules):.............N/A

(b)  Proposed date of issue:.....................................N/A

(c)  Last day for splitting:.....................................N/A

     (i)       Nil paid:.........................................N/A

     (ii)      Partly paid:......................................N/A

     (iii)     Fully paid:.......................................N/A

(d)  Last day for renunciation:..................................N/A

Definitive certificate

Definitive certificates (in respect of the class of security/securities for which listing is sought) have already been issued for [insert number of share]
shares  and/or  GBP  .....N/A.....  nominal of 2p  [insert  designation  of debt securities] and will be ready on allotment for [share applied for] shares and/or
GBP  .....N/A.....   Nominal  of  .....N/A.....   [insert  designation  of  debt
securities].

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Declaration

We  acknowledge  our   obligations   under  the  listing  rules  and  the  legal
implications of listing under the Financial Services Act 1986. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the Exchange in due course.



Signed: \s\ Graham Bates

Director or secretary or
other duly authorised officer
for and on behalf of

MERANT plc

 .........................................................

Name of issuer

To be completed in all cases

Application to be heard on:                            31st   March   2000

Dealing expected to commence on:                       31st   March   2000 - 2pm

Name(s) of contact(s) at issuer regarding              Rajmattie Mangroo
the application:

Telephone number:                                      0207 568 6219

Note: *delete as applicable


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  April 5, 2000              By:  /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer